May 4, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Christina Fettig

Re:	Cambria ETF Trust (File No. 811-22704)

Ms. Fettig:

This letter responds to comments provided by you to SEI Global Fund Services, in their capacity as adviser administrator to the Cambria ETF Trust (the “Trust” or “Funds”) in a telephone conversation on July 28, 2015. The comments provided relate to the April 30, 2015 annual reports filed on Form N-CSR (the “Report” or collectively “Reports”).

In connection with our responses, we acknowledge that the Funds, through its officers and trustees, are primarily responsible for the adequacy and accuracy of the disclosure in the Reports. Staff comments or changes to disclosure in response to staff comments in the Reports reviewed by the staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the Reports. Furthermore, the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of each of your comments below, followed by our response.

SEC Comment 1 –
The inception dates for GMOM and GAA on the MD&A do not agree with the inception dates on the financial highlights.

Response to Comment 1 – The Trust agrees and ensures that this will be corrected in the next annual report dated April 30, 2016, or semi-annual report at October 31, 2015.

SEC Comment 2 –
The investment objective for GMOM in the MD&A is not consistent with what is disclosed in Note 1 of the financial statements or the prospectus.

Response to Comment 2 – The Trust agrees and will correct the MD&A in the next annual report dated April 30, 2016, or semi-annual report at October 31, 2015.

SEC Comment 3 –
The MD&A of Cambria Global Momentum ETF discloses the annual fund operating expenses excluding AFFE, the expense ratio should include the AFFE.

Response to Comment 3 – The Trust agrees and will correct the MD&A in the next annual report dated April 30, 2016, or semi-annual report at October 31, 2015.

SEC Comment 4 –
The MD&A of Cambria Global Asset Allocation ETF is missing the disclosure of annual fund operating expenses.

Response to Comment 4 – The Trust agrees and will correct the MD&A in the next annual report dated April 30, 2016, or semi-annual report at October 31, 2015.

SEC Comment 5 –
The Cambria Foreign Shareholder Yield ETF discloses that there were transfers into Level 2 on the Schedule of Investments but does not provides specifics on the reasons for such transfers.

Response to Comment 5 – The Trust agrees and going forward will elaborate on any such transfers in future reports.

SEC Comment 6 –
The Cambria Global Asset Allocation ETF Schedule of Investments discloses United States Commodity Index Fund as an Exchange Traded Fund, should this be disclosed as a non-ETF investment.

Response to Comment 6 – The Trust confirmed that the United States Commodity Index Fund is an Exchange Traded Fund and is disclosed properly.

SEC Comment 7 –
On the Statement of Assets and Liabilities, the Cambria Global Value ETF has a large foreign currency balance, is this part of the strategy or a temporary balance.

Response to Comment 7 – The Trust confirms that the foreign currency balance is only temporary and not part of the Fund’s investment strategy.

SEC Comment 8 –
On the Statement of Assets and Liabilities, the Cambria Global Value ETF has a $10.3 million Payable Due to Custodian balance, what comprises this balance.

Response to Comment 8 – The Trust has determined that the foreign currency balance noted in Comment 7 and the Due to Custodian balance in Comment 8 are related and off-set each other, both were temporary and were cleared from the balance sheet shortly after year end.

SEC Comment 9 –
In the Notes to Financial Statements, the Cambria Global Value ETF indicates that it may pay up to 0.10% in custody fees, will the Advisor pay any fees in excess of this amount?

Response to Comment 9 – The Trust notes that custody fees in excess of 0.10% will be paid by the Advisor.

SEC Comment 10 –
The dividend income column as disclosed on the Transactions with affiliates table in Note 4 to the financial statements does not reconcile to the Statement of Operations.

Response to Comment 10 – The Trust agrees that these should reconcile, and will ensure that the balances do reconcile in future reports.

SEC Comment 11 –
The inception dates utilized in footnotes 2 and 3 within the Disclosure of Fund Expenses are incorrect.

Response to Comment 11 – The Trust agrees and will correct in the next annual report dated April 30, 2016, or semi-annual report at October 31, 2015.

SEC Comment 12 –
Request 2 (c) and 2 (d) expressly state whether there were any amendments made to or waivers granted from the Code of Ethics.

Response to Comment 12 – There have been no amendments to the Funds’ code of ethics during the reporting period for this Form N-CSR.

SEC Comment 13 –
On N-CSR Item 4(c) there are tax fees with no description, please include going forward.

Response to Comment 13 – The Trust agrees and will correct in the next N-CSR filing.

SEC Comment 14 –
On N-CSR Item 5, the form indicates that the Audit Committee is not applicable.

Response to Comment 14 – The Trust agrees and will correct in the next N-CSR filing.

SEC Comment 15 –
On Form N-PX dated July 9, 2014, the form indicates that there were no votes cast, is this accurate?

Response to Comment 15 – The Trust recognizes that votes should have been cast and that this disclosure was an oversight and corrective action will be taken to ensure this is not a disclosure issue in the future.

SEC Comment 16 –
On Cambria’s website the premium/discount information included is only for the calendar quarter and it should also have this information for the calendar year.

Response to Comment 16 – The Trust agrees and will correct the website.

SEC Comment 17 –
Ensure on Form N-1A, Instruction 3 and 4 to 11(g) 2 that disclosure is included regarding past performance not indicative of future performance as well as the fact that a shareholder may pay more than NAV for a share.

Response to Comment 17 – The Trust agrees and will correct in the next N-1A filing.

SEC Comment 18 –
Please confirm and explain how the funds are in compliance with Applicant Condition (B) 5 of the order dated October 28, 2013.

Response to Comment 18 – Cambria does not receive any fees from the Funds other than an advisory fee. Cambria's ETFs are in compliance with Applicant Condition (B) 5 of the order dated October 28, 2013.

Please contact Brian Timmons at (610) 676-3332 if you have any questions or comments.

Very truly yours,

/s/ Brian Timmons
Brian A. Timmons
Director, Financial Reporting

cc:	Eric Richardson Peter A. Rodriguez James J. Hoffmayer